Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols: TSX-V: SEA	For Immediate Release
AMEX: SA	April 11, 2007

Seabridge Files 43-101 Report on Gold-Copper Resource at Mitchell
2007 Drill Program Being Designed to Upgrade and Increase Resource

Toronto, Canada … Seabridge Gold announced today that it has filed on SEDAR the 43-101 Technical Report on its Mitchell porphyry deposit located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia (see news release dated February 20, 2007). The Technical Report confirms the previously announced resource estimate.

The Technical Report, prepared by Resource Modeling Inc. (“RMI”) of Tucson, Arizona, states Inferred Mineral Resources at a 0.50 gram per tonne gold equivalent cut-off grade at Mitchell as follows:

Mitchell Deposit Inferred Mineral Resources

Tonnes (000s)	Gold Grade (grams/tonne)	Ounces of Gold (000s)	Copper Grade (%)	Pounds of Copper (000s)
563,873	0.72	13,053	0.180	2,230,783

NOTE: the 0.50 gram per tonne gold equivalent cut-off grade was calculated using  US$475 per ounce gold and US$1.50 per pound copper.

In its report, RMI notes that the limits of the Mitchell deposit have not yet been determined and that it appears to be open up dip (south) and down dip (north) and perhaps to the east with reasonable expectations of increasing the inventory of Mineral Resources. Seabridge is now planning a 2007 core drill program at Mitchell designed to (1) upgrade a significant portion of the existing Inferred Mineral Resource to the Indicated category, and (2) further expand the existing resource. Details of the proposed 2007 program will be announced in the upcoming weeks.

The Mitchell Technical Report was prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Exploration activities at Kerr-Sulphurets are being conducted under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, and Hog Ranch projects, and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone: (416) 367-9292    Facsimile: (416) 367-2711    www.seabridgegold.net

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.